Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces sale of Chirano mine in Ghana

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, April 25, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) announced today that it has entered into a sale agreement with Asante Gold Corporation (CSE: ASE; FSE: 1A9) (“Asante”) to sell its 90% interest in the Chirano mine in Ghana for a total consideration of $225 million in cash and shares. The Ghanaian government has a 10% carried interest in Chirano.

Upon closing of the transaction, Kinross will receive $115 million in cash. Kinross will also receive a number of Asante common shares having a value of $50 million based on the 30-day volume-weighted average price of Asante common shares prior to closing, provided that the issuance of Asante common shares will not result in Kinross exceeding a 9.9% ownership in Asante. Kinross will also receive a total deferred payment of $60 million in cash, with 50% payable on the first anniversary of closing and the other 50% payable on the second anniversary of closing. If the 9.9% share ownership limit is reached, the remainder of the $50 million will be paid by increasing the deferred cash payments in equal portions. The Company has agreed that it will hold its Asante common shares for at least 12 months following the closing of the transaction.

The transaction is expected to be completed on or around May 31, 2022. The Government of Ghana has issued a “letter of no objection” regarding the change of control.

Chirano represented approximately 3% of Kinross’ total mineral reserve estimates as of year-end 2021. With the expected close of the transaction, Kinross will have no assets or interests in Ghana.

Kinross expects to update its 2022 and three-year guidance reflecting the recently announced pending sales of its assets in Russia and Ghana, as well as provide additional commentary regarding the sale transactions, as part of its upcoming Q1 2022 results disclosures.

Treadstone Resource Partners and Scotiabank are acting as financial advisors to Kinross, with Osler, Hoskin & Harcourt LLP acting as legal advisor, for the transaction.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile, Ghana and Canada. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Cautionary statements on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. Forward-looking statements contained in this presentation include, without limitation, statements with respect to the completion and timing of the sale of its Chirano mine; estimated total cash and share consideration from the sale of the Chirano mine; the schedule of deferred payments over the next two years; limitations on Kinross’ ability to sell Asante common shares; and planned updates to the Company’s 2022 and three-year guidance. Phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. The words “estimate”, or “expects” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) that the parties will complete the acquisition and receive the consideration payable in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations; (ii) that, in the event any deferred payment is not paid to Kinross, it will be able to enforce its rights under the relevant agreements in a manner consistent with its expectations; and (iii) that Asante will be able to successfully complete a financing to raise sufficient gross proceeds to finance the cash portion of the purchase price. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, including the risk that the sale transaction will not be completed for any reason and that the secured installment payments are actually paid to Kinross. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021 and the Annual Information Form dated March 31, 2022. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

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